SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

			   	        (Amendment No. 2)1


                                   Ezenia! Inc.
                                 --------------
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    302311105
                                    ---------
                                 (CUSIP Number)

                                 Samuel A. Kidston
                          	 North & Webster, LLC
                           10 Tower Office Park, Suite 420
                            	Woburn, MA 01801
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2009
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster, LLC
                               IRS No. 68-0620417
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    738,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                738,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     738,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================
*Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Samuel A. Kidston
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    738,157*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               738,157*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     738,157*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================
* Includes 140,000 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.





================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           North & Webster Value Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   598,157
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               598,157
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     598,157
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.08%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     PN
================================================================================


================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 James Bussone
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================
* See Item 5.


================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Steven Metayer
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-*
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-*
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     IN
================================================================================
* See Item 5.


          The following  constitutes  Amendment No. 2 ('Amendment 2') to the
Schedule 13D filed by the undersigned (the 'Schedule 13D'). This Amendment 2 amends the Schedule 13D as specifically set forth. James Bussone and Steven Metayer are hereby added as Reporting Persons to the Schedule 13D.

ITEM 2	   IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

James Bussone ('Mr. Bussone') is a nominee for the Board of Directors of the Issuer and his principal occupation is acting as a Securities Analyst for North & Webster, LLC. The principal business address of Mr. Bussone is
10 Tower Office Park, Suite 420, Woburn, MA 01801. Mr. Bussone is a citizen of the United States.

Steven Metayer ('Mr. Metayer') is a nominee for the Board of Directors of the Issuer and his principal occupation is General Manager of Material
Operations for General Electric Aviation.  The principal address of
Mr. Metayer is 35 Worthington Ave. Cincinnati, OH 45215.  Mr.
Metayer is a citizen of the United States.


(d)	Neither of Messrs. Bussone or Metayer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of Messrs. Bussone or Metayer has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4    PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read as follows:

The Shares were acquired for investment purposes based on North & Webster's belief that the Shares, when purchased, were undervalued and represent an attractive investment opportunity. However, North & Webster may hold discussions with various parties, including, but not limited to, the Issuer's management,its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions North & Webster might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties,operational matters, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. North & Webster intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by North & Webster, North & Webster may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

On November 16, 2009 North & Webster delivered a letter dated November 13, 2009 (the 'Nov. 13 Letter') to the Issuer's board of directors
(the 'Board') highlighting significant concerns with the Issuer's current business strategy, the composition and operation of its Board and its poorly performing stock price. North & Webster urged the Board to: immediately appoint two independent representatives committed to taking actions that are in the best interests of all shareholders; rescind the Issuer's shareholder rights plan; and, begin an immediate process of enhancing shareholder value.

On December 9, 2009 North & Webster delivered a letter dated December 9, 2009(the 'Dec. 9 Letter') to the Issuer's board of directors
(the 'Board'). In this letter North & Webster requested a meeting with the Independent Directors of the Board and expressed dissatisfaction with the fact the Board has not been responsive to the issues and concerns North & Webster has expressed in previous letters. North & Webster has not received a response to this letter.

North & Webster is seeking representation on the the Issuer's Board of Directors.On December 22, 2009, in accordance with the Issuer's Amended and Restated By-Laws, North & Webster delivered a letter dated December 22, 2009(the 'Nomination Letter') to the Issuer's Corporate Secretary of the Issuer nominating Messrs. Kidston, Bussone and Metayer, as set forth therin, for election to the Board at the Issuer's 2010 annual meeting of shareholders (the '2010 Meeting').

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. A copy of the Nomination Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

(a) As of the close of business on January 6, 2010, neither of Messrs. Bussone or Metayer directly owned any Shares. Each of Messrs.
Bussone and Metayer, as members of a 'group' with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the 738,157 Shares beneficially owned by North & Webster.
Each of Messrs. Bussone and Metayer disclaim beneficial ownership of the 738,157 shares beneficially owned by North & Webster.

(b) Neither of Messrs. Bussone or Metayer has the power to vote or dispose of the 738,157 Shares beneficially owned by North & Webster.

(c) Neither of Messrs. Bussone or Metayer has entered into any transactions in the Shares during the past 60 days.

(d)         Inapplicable.

(e)         Inapplicable.


ITEM 6	 CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On January 6, 2010, North & Webster, Samuel A. Kidston, Value Fund, and Messrs. Bussone and Metayer (collectively the 'Group') entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by North & Webster to the Issuer's Board of Directors at the 2010
Meeting (the 'Solicitation'), and (c) North & Webster agreed to bear all expenses incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.
A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         99.1 Joint Filing and Solicitation Agreement by and among North & Webster, LLC, Samuel A. Kidston, North & Webster Value Opportunities Fund, L.P., James Bussone and Steven Metayer, dated January 6, 2010.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2010        North & Webster, LLC

                                By: /s/ Samuel A. Kidston
                                ---------------------------------
                                Name: Samuel A. Kidston
                                Title: Managing Member


                                /s/ Samuel A. Kidston
                                -------------------------------------
                                Samuel A. Kidston


                                North & Webster Value Opportunities Fund, L.P.

                                By: North & Webster, LLC

                                By: /s/ Samuel A. Kidston
                                ---------------------------------
                                Name: Samuel A. Kidston
                                Title: Managing Member


                          	  /s/ James Bussone
                                -------------------------------------
                                James Bussone


				   /s/ Steven Metayer
                                -------------------------------------
                                Steven Metayer